EXHIBIT 13

For Immediate Release                                                       NEWS
                                                     Nasdaq National Market/AVRT
                                                            http://www.avert.com

        INCREASING NUMBER OF WORKERS CONSIDERED "INELIGIBLE FOR REHIRE"
                                AT PREVIOUS JOBS

(FORT COLLINS, Colo.) --Employers have seen a 36 percent increase in the number of job applicants who are not eligible for rehire at their previous place of employment, according to internal statistics compiled by Avert Inc., a national pre-employment screening company.

The statistic, taken from the results of reference checks completed by Avert in 1998, indicates that nearly 15 percent of employers reported applicants ineligible to be rehired at their company. Reasons given for ineligibility status ranged from personality conflicts and disciplinary problems to theft and embezzlement.

"As the available labor pool gets smaller, employers are forced to assume more risk in their hiring practices. For example, some new hires cannot adjust to a regular work routine or they do not have the skills required to do the job," says Len Koch, Vice President of Business Development. "At the same time, hiring costs have gone up due to prolonged search time to find new hires."

The figures, as part of the 1998 annual Avert Hiring Index(TM), come from statistically compiled information based on approximately 800,000 background checks performed in 1998. The numbers help employers to monitor trends in the workforce and are provided to the public as a community service. Employers nationwide are able to use the figures and confirm the reality of risk associated with hiring employees in today's market.

Other statistics for 1998:
o 7 percent of applicants had a criminal record
o 25 percent misrepresented their education and credential records
o 41 percent had one or more accidents or moving violations on their driving record

Figures were also completed for employment, credit and workers' compensation records.

About Avert, Inc.:
Avert is the leading provider of Internet pre-employment, background screening solutions linked through AVERTnet (Y2K Compliant), a secure on-line network of Internet background checking services. Avert's products include criminal court records, driving records, previous employment verification, workers' compensation histories, credit histories, education verification and Social Security Number validations. Avert uses Internet technology to create solutions that streamline the hiring process. More than 10,000 companies nationwide utilize Avert and the Web-based background checking system.

For a camera-ready print of the Avert Index call 800.367.5933, or for more information visit our Web site at www.avert.com/hrindex/hrindex.htm.

CONTACT: Heather Chacon, Marketing Communications - 800.367.5933 x 219 or chacon@avert.com